SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                   FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of May 2009

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.

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                        MER Telemanagement Solutions Ltd.

6-K Item

1.   MTS Reports Operating Cash Flow of $247,000 in the First Quarter of 2009.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      MER TELEMANAGEMENT SOLUTIONS LTD.
                                             (Registrant)

                                      By:    /s/ Eytan Bar
                                             ----------------------------
                                             Eytan Bar
                                             Chief Executive Officer

Date: May 14, 2009

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                                     [logo]

    MTS Reports Operating Cash Flow of $247,000 in the First Quarter of 2009

Ra'anana, Israel -May 14, 2009 - MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the first quarter of 2009.

Revenues for the first quarter of 2009 were $2.8 million, compared with revenues of $1.9 million in the fourth quarter of 2008 and $2.4 million at the same quarter last year. The results of the first quarter of 2009 include the operations of the AnchorPoint business that was acquired in December 2008.

The Company's operating loss was $322,000 in the first quarter of 2009 compared to an operating loss of $25,000 for the first quarter of 2008. Net loss for the first quarter was $264,000 or $(0.03) per diluted share, compared with a net profit of $339,000 or $0.05 per diluted share in the first quarter of 2008. The results of the first quarter of 2008 include a capital gain of approximately $382,000 from the sale of our ownership interest in cVidya Networks Inc.

"Although we are disappointed with our operating loss, MTS was able to generate positive cash flow for the third consecutive quarter. The gap between our operating loss and positive cash flow is mainly due to the delay we are facing in revenue recognition due to our product implementation processes in connection with our sales. We are working diligently to translate our pipeline of orders into revenues this year," said Mr. Lior Salansky, MTS President. "This quarter's results also reflect the impact of the integration of the AnchorPoint operations and the resulting higher amortization of intangible assets. We believe that our significant backlog at March 31, 2009 will assist us to overcome the unstable economic environment," concluded Mr. Salansky.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions that MTS acquired on December 2008 enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint's software, consulting and managed services solutions -- including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contacts:
Company:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com
       ----------------------

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CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                    March 31,  December 31,
                                                   ----------  -----------
                                                      2009         2008
                                                   ----------  -----------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                        $   2,053   $   2,009
  Restricted Marketable securities                       182         196
  Trade receivables, net                               1,378       1,223
  Unbilled receivables                                   147         133
  Other accounts receivable and
  prepaid expenses                                       417         318
  Inventories                                            135         112
                                                   ----------  ----------
Total current assets                                   4,312       3,991
                                                   ----------  ----------

LONG-TERM ASSETS:
  Severance pay fund                                     665         682
  Other investments                                       33           5
  Deferred income taxes                                   40          40
                                                   ----------  ----------
Total long-term assets                                   738         727
                                                   ----------  ----------
PROPERTY AND EQUIPMENT, NET                              270         227
                                                   ----------  ----------
OTHER ASSETS:
  Goodwill                                             3,479       3,479
  Other intangible assets, net                         2,101       2,198
                                                   ----------  ----------
Total other assets                                     5,580       5,677
                                                   ----------  ----------
Total assets                                       $  10,900   $  10,622
                                                   ==========  ==========

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CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                    March 31,  December 31,
                                                   ----------  ----------
                                                      2009        2008
                                                   ----------  ----------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short term bank credit                           $      45   $      45
  Trade payables                                         821         712
  Accrued expenses and other liabilities               2,575       2,638
Deferred revenues                                      2,870       2,323
                                                   ----------  ----------
Total current liabilities                              6,311       5,718
                                                   ----------  ----------
LONG-TERM LIABILITIES -
  Accrued severance pay                                1,045       1,105
                                                   ----------  ----------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital                                           26          26
  Additional paid-in capital                          19,430      19,410
  Treasury shares                                        (29)        (29)
  Accumulated other comprehensive income                 (27)        (16)
  Accumulated deficit                                 15,856)     15,592)
                                                   ----------  ----------
Total shareholders' equity                             3,544       3,799
                                                   ----------  ----------
Total liabilities and shareholders' equity         $  10,900   $  10,622
                                                   ==========  ==========

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CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                         Three months ended
                                                            March 31,
                                                   ----------------------------
                                                        2009           2008
                                                   -------------  -------------
Revenues:
  Product sales                                    $      1,299   $      1,527
  Services                                                1,493            881
                                                   -------------  -------------
Total revenues                                            2,792          2,408
                                                   -------------  -------------
Cost of revenues:
  Product sales                                             474            396
  Services                                                  465            130
                                                   -------------  -------------
Total cost of revenues                                      939            526
                                                   -------------  -------------
Gross profit                                              1,853          1,882
                                                   -------------  -------------
Operating expenses:
  Research and development,
   net of grants from the OCS                               520            724
  Selling and marketing                                     777            534
  General and administrative                                878            649
                                                   -------------  -------------
Total operating expenses                                  2,175          1,907
                                                   -------------  -------------
Operating loss                                             (322)           (25)
Financial income (expenses), net                             58            (18)
Capital gain (loss) on sale investment                        -            382
                                                   -------------  -------------
Income (loss) before taxes on income                       (264)           339
Tax on income, net                                            -              -
                                                   -------------  -------------
Income (loss) before equity in earnings
(loss) of affiliate                                        (264)           339
                                                   -------------  -------------
Net income (loss)                                  $       (264)  $        339
                                                   =============  =============
Net Income (loss) per share:
Basic and diluted net income
(loss) per Ordinary share                          $      (0.03)  $       0.05
                                                   =============  =============
Weighted average number of Ordinary shares
used in computing basic and diluted net
loss per share                                        8,917,950      6,326,043
                                                   =============  =============